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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           _________________________


                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Final Amendment)

                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                (Name of Issuer)

                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  360768 10 5
                     (CUSIP Number of Class of Securities)

                              MICHAEL S. PAQUETTE
                         VICE PRESIDENT AND CONTROLLER
                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                 THE 1820 HOUSE
                                  MAIN STREET
                          NORWICH, VERMONT  05055-0850
                                 (802) 649-3633

                                    Copy to:
                            Philip A. Gelston, Esq.
                            Cravath, Swaine & Moore
                      825 Eighth Avenue - Worldwide Plaza
                            New York, New York 10019
                                 (212) 474-1000

  (Name, address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                DECEMBER 4, 1995

    (Date Tender Offer First Published, Sent, or Given to Security Holders)

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           TRANSACTION VALUE*                   AMOUNT OF FILING FEE*
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              $35,500,000                               $7,100
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           *Based on $71.00 cash price per share for 500,000 shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:    $7,100
        Form or Registration No.:  Schedule 13E-4
        Filing Party:              Fund American Enterprises Holdings, Inc.
        Date Filed:                December 4, 1995

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     This Final Amendment amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 originally filed on December 4, 1995, relating to the invitation of Fund American Enterprises Holdings, Inc., a Delaware corporation (the "Company"), to its shareholders to tender up to 500,000 shares of its Common Stock, par value $1.00 per share (the "Shares"), to the Company at $71 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

ITEM 8.  ADDITIONAL INFORMATION

     Item 8(e) is amended by adding the following paragraph:

     The Company has terminated its offer to purchase 500,000 shares at $71.00 per share without purchasing any of its shares. The offer was originally scheduled to close on January 2, 1996 but was extended to January 10, 1996 when the Company recently announced that it had entered into a letter of intent contemplating the sale of Source One Mortgage Services Corporation for an aggregate price equal to Source One's adjusted book value as of the closing date plus a premium of $65 million.

     The Company noted that it decided to exercise its right to terminate the offer in light of the $72.375 closing price of shares as of January 10, 1996, which prior to the scheduled expiration date exceeded the tender price, and the insignificant number of shares that were tendered.

     A press release dated January 11, 1996 announcing such withdrawal is attached hereto as Exhibit (a) (12) and incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is amended by adding the following exhibit::

     (a)(12) Press Release dated January 11, 1996

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                                   SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        FUND AMERICAN ENTERPRISES HOLDINGS, INC.



January 11, 1995                    By:       /s/ Michael S. Paquette
                                       ----------------------------------------
                                              Michael S. Paquette
                                                   Vice President and Controller

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                                 EXHIBIT INDEX



EXHIBITS                                                              PAGE
--------                                                              ----


(a)(1)  Offer to Purchase dated December 4, 1995......................   *

(a)(2)  Letter of Transmittal (together with Guidelines for
        Certification of Taxpayer Identification Number on
        Substitute Form W-9)..........................................   *

(a)(3)  Notice of Guaranteed Delivery.................................   *

(a)(4)  Letter from the Company's Chairman to
        Shareholders dated December 4, 1995...........................   *

(a)(5)  Form of Letter from First Chicago Trust Company of
        New York to Brokers, Dealers, Commercial Banks,
        Trust Companies and Other Nominees............................   *

(a)(6)  Form of Letter from Brokers, Dealers, Commercial Banks,
        Trust Companies and Other Nominees to their clients...........   *

(a)(7)  Form of summary advertisement dated December 4, 1995..........   *

(a)(8)  Text of press release dated November 28, 1995.................   *

(a)(9)  Text of press release dated November 29, 1995.................   *

(a)(10) Text of press release dated December 4, 1995..................   *

(a)(11) Supplement dated December 26, 1995............................   *

(a)(12) Text of press release dated January 11, 1996..................

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* previously filed.

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